Exhibit 2.2

EXECUTION COPY

[*] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is entered into in Chicago, Illinois as of this 27th day of September, 2007, by and among Tax Services of America, Inc., a Delaware corporation (“Buyer”), Smart Tax, Inc., an Illinois corporation (“Seller”) and each of the shareholders of Seller set forth on the signature page hereto (collectively, the “Shareholders”).

WITNESSETH:

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and assume from Seller the assets and obligations of Seller relating to the Jackson Hewitt Tax Service® income tax preparation business in the state of Illinois (the “Business”) at the approved locations set forth on Annex I attached hereto (each an “Office” and collectively, the “Offices”); and

WHEREAS, pursuant to that certain Agreement, dated April 9, 2007, by and among Jackson Hewitt Inc. (an affiliate of Buyer), Seller, Shareholders and the other parties named therein (the “Suspension Agreement”), Seller and Shareholders agreed, among other things, to cease operations related to the Business.

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, and of other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Sale of Assets and Assumption of Liabilities

(a) Transfer of the Assets. Upon the terms of this Agreement, Seller agrees to sell, transfer and deliver to Buyer, and Buyer agrees to purchase from Seller, all of Seller’s right, title and interest in and to all the assets of Seller used in or related to the operation of the Business (collectively, the “Assets”). The Assets include, without limitation, the following:

(i) all furniture, fixtures, leasehold improvements, office supplies and equipment (including, but not limited to, computers, printers, file cabinets, office furniture and interior and exterior signage), a list of which is set forth on Schedule 1 attached hereto (collectively, the “Fixed Assets”);

(ii) all of Seller’s rights under the real property leases relating to the Offices listed on Schedule 2 (collectively, the “Leases”), including the security deposits relating thereto;

(iii) all data relating to any client of the Business (in whatever form or medium maintained, including, without limitation, paper client files) and all rights to such clients;

(iv) all advertising, marketing and sales materials, including all related intellectual property rights related thereto;

(v) telephone/telefax numbers and post office box numbers for each Office and email addresses, a list of which is set forth on Schedule 3 attached hereto, together with any registrations and applications related thereto and any and all renewals thereof;

(vi) all of Seller’s rights under the service agreements (the “Service Agreements”) listed on Schedule 4;

(vii) all licensed and proprietary computer software, firmware and middleware, including, programs, applications, databases and files, and all agreements or arrangements permitting Seller’s or Shareholder’s use thereof, a list of which is set forth on Schedule 5;

(viii) all books, records, data, files and information relating to the Assets or the Business (including, without limitation, all general, business, financial and accounting records, management information and internal reporting data, as well as customer documents including tax returns);

(ix) all tradenames, trademarks, service marks, logos, brand names, brand marks, fictitious names, domain names, web sites and other intellectual property and intellectual property rights listed on Schedule 6 (collectively, the “Marks”); and

(x) all goodwill of the Business.

(b) Excluded Assets. Notwithstanding anything contained in Section 2.1(a) to the contrary, there shall be excluded from the Assets to be sold, assigned, transferred, conveyed and delivered to Buyer hereunder and, to the extent in existence on the Closing Date, there shall be retained by the Seller, (i) cash on hand, certificates of deposit and funds evidenced by savings and other lending institution accounts and/or other investment firm accounts, (ii) corporate books and records, (iii) all personal property belonging to the employees and/or the shareholders of Seller and that are not reasonably related to the operation of the Business, (iv) all motor vehicles related to the operation of the Business as listed on Schedule 7, and (v) personal computers located on the premises of the Business used for personal purposes and not in connection with the operation of the Business as listed on Schedule 7 (collectively, the “Excluded Assets”).

(c) Assumption of Liabilities. Buyer agrees to assume the following liabilities (collectively, the “Assumed Liabilities”): (i) the liabilities and obligations of Seller under each Lease, in accordance with Section 6(g); and (ii) the Service Agreements; provided, however, that in the case of both (i) and (ii), Buyer agrees to assume such liabilities and obligations solely to the extent such liabilities or obligations accrue, and relate to matters arising, on or after the Closing. It is expressly understood and agreed that, except for the Assumed Liabilities, and except as otherwise specifically provided for herein, Buyer is not assuming and shall not become liable or be deemed to be liable for any liabilities, obligations, contracts or commitments of Seller, or otherwise related to the Business or the Assets, whether such liabilities, obligations, contracts or commitments accrue prior to or after the Closing Date and regardless of when such a claim is made against Buyer and whether such claim arises under contract, law or otherwise, including, without limitation, any liabilities, obligations, contracts or commitments of Seller related to allegations made by the Department of Justice in the lawsuit filed against Seller, Shareholders and other named defendants (the “DOJ Lawsuit”).

(d) Additional Documents. At or prior to Closing, the documents set forth in Section 3 shall be executed and/or delivered by the appropriate parties.

2.	The Closing; Payment at Closing; Additional Payment

(a) The Closing. The closing of the transactions contemplated hereby (the “Closing”) is expressly conditioned upon the closing of the sales of Jackson Hewitt Tax Service businesses in Alabama, Georgia, Michigan and North Carolina in which Farrukh Sohail has an ownership interest (the “Other Sales”). Closing shall occur upon the satisfaction or waiver of the conditions to the Closing set forth in Section 3, subject to the delivery of the purchase price due at Closing under Section 2(b). The Closing shall be deemed to occur at 12:01 a.m. on such date (the “Closing Date”). If the transactions contemplated under this Agreement do not close by October 10, 2007, this Agreement and any and all other agreements related to such transactions shall be deemed null and void.

(b) Purchase Price. The total purchase price for the Assets is [*]. At the Closing, Buyer shall transfer to Seller by wire transfer, to an account designated by Seller, the amount of [*].

(c) Additional Payment. On the nine (9) month anniversary of the Closing Date, Buyer shall transfer to Seller by wire transfer, to an account designated by Seller the amount of [*].

(d) Allocation of Purchase Price. The purchase price shall be allocated for tax purposes as set forth on Annex II or as otherwise agreed to by Buyer and Seller.

(e) Proration. There shall be a proration of operating expenses, including without limitation the basic rental and maintenance rental sums (including all lease charges, taxes, expenses for common areas, janitorial service charges and utilities), real estate taxes, personal property taxes and all other charges and expenses relating to each Lease, if any, all such proration to be calculated as of the Closing Date. Settlement of these prorated expenses shall be made between Seller and Buyer as promptly as practicable after the Closing Date subject to delivery of satisfactory documentation to Buyer.

3.	Other Agreements and Documents to be Delivered at or Prior to Closing

At or prior to Closing, the following documents shall be executed and/or delivered by the appropriate parties:

(i) Notice of Closing of Other Sales. Seller shall have delivered to Buyer written notice that the Other Sales have been consummated.

(ii) Bill of Sale and Assignment. Seller and each Shareholder shall have executed and delivered to Buyer an appropriate Bill of Sale and Assignment for purposes of conveying the Assets to Buyer.

(iii) Non-Competition Agreement. Seller and Shareholders shall have entered into a Non-Competition Agreement with Buyer.

(iv) Consents and Terminations. Seller shall have delivered to Buyer all consents and terminations Buyer deems reasonably necessary or desirable to effect the transactions contemplated hereby, executed by the appropriate parties in each case in form and substance satisfactory to Buyer, including, without limitation, terminations of any franchise agreements and any licensing arrangements between Seller or any Shareholder and Buyer or its affiliates related to the Business.

(v) Seller and Shareholder Approval. Seller shall have delivered to Buyer an Action by Unanimous Written Consent of Seller’s Shareholders approving the transaction governed by this Agreement.

(vi) Other Documents. Seller and Shareholders shall have executed and delivered to Buyer such other documents and agreements as reasonably requested by Buyer.

(vii) Instrument of Assumption. Buyer shall have executed and delivered to Seller an Instrument of Assumption for purposes of assuming the Assumed Liabilities, if necessary.

(viii) Good Standing Certificate. Seller shall deliver to Buyer a Certificate of Good Standing indicating that the Seller is in Good Standing in its state of formation. Said Certificates shall be dated no more than ten (10) days prior to the Closing Date.

(ix) DOJ Settlement. Seller and Shareholders shall have entered into and delivered to Buyer a court approved settlement agreement with the Department of Justice regarding the DOJ Lawsuit and all other matters pending against Seller, Shareholders or any entity owned or operated by Seller or any Shareholder by the Department of Justice or other federal, state or local regulators or agencies.

(x) Payment. Seller shall have paid to Buyer any and all outstanding amounts owed by Seller to Buyer or its affiliates as of the Closing Date pursuant to any franchise agreements or otherwise related to the Business and any such amounts shall be deducted from the payment due on the Closing Date.

4.	Representations and Warranties of Seller and Shareholders

Seller and each Shareholder hereby jointly and severally represent and warrant to Buyer that:

(a) Organization of Seller. Seller is a corporation duly organized, validly existing, qualified to do business and in good standing under the laws of the State of Illinois. Shareholders constitute all of the shareholders of Seller.

(b) Corporate Power. Seller has (i) all requisite corporate power and authority to own or lease its property and carry on the Business as now conducted, and to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including transfer of legal title to the Assets to Buyer; (ii) obtained all licenses, permits or other authorizations and has taken all actions required by applicable law or governmental regulations in connection with the Business as now conducted; (iii) conducted the Business in compliance with all applicable laws and regulations; and (iv) taken all necessary action to consummate the transactions contemplated by this Agreement. Each Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(c) No Violation; Enforceability. Except for review by the Department of Justice in connection with the settlement of the DOJ Lawsuits, the execution of this Agreement by Seller and each Shareholder and the consummation of the transactions contemplated hereby and the performance by Seller of this Agreement will not require the consent or approval of any governmental authority or agency or constitute a violation by Seller or any Shareholder of any law, rule, regulation or order of any governmental authority or agency or any judicial order to which Seller or any Shareholder is subject and does not violate any of the formation documents or other governing documents of Seller or any Shareholder. This Agreement has been duly and validly executed and delivered by Seller and each Shareholder and, assuming due execution and delivery by Buyer, is a valid and binding obligation of Seller and each Shareholder enforceable against each of them in accordance with its terms.

(d) The Assets.

(i) The assets specified in Section 1(a) and as further described on Schedules 1, 2, 3, 4, 5 and 6 attached hereto contain a complete and accurate list of all of the Assets. With the exception of the Excluded Assets, the Assets constitute all of the properties and assets used in or related to the operation of the Business. Seller has, and is transferring to Buyer, good and marketable title to all of the Assets, free and clear of all liens, pledges, charges, encumbrances, claims, easements, security interests, covenants, options, preemptive rights or rights of first refusal or restrictions of any kind. None of the Assets are subject to any restrictions on or conditions to transfer or assignment.

(ii) The Fixed Assets are being sold on an as is basis and are reasonably sufficient in amount and quality for the operation of the Business.

(iii) Seller holds a valid leasehold interest in each Lease. Seller enjoys peaceful and undisturbed possession under each Lease. There are no governmental violations or eminent domain proceedings pending, or notices of same, affecting the premises described in each Lease. All signage at each Office is in compliance with each Lease and neither Seller nor any Shareholder has any knowledge of, nor have either party received any notice of, the signage not being in compliance with any law, rule, regulation or ordinance. To Seller’s and

Shareholders’ knowledge, there are no disputes, oral agreements, or forbearance programs in effect as to any Lease and there are no subleases with respect to any Lease. Seller has delivered true and complete copies of each Lease. All Offices are properly supplied with utilities and other services necessary for the operation of the Business.

(iv) Except as indicated on Schedule 2 and Schedule 4, respectively, each Lease and the Service Agreements are valid and enforceable.

(e) Liabilities. Seller has not incurred nor is subject to any liabilities, obligations, debts or commitments, contingent or otherwise, whether for taxes or otherwise, which affect the Assets, except for the Assumed Liabilities. Seller further represents and warrants to Buyer that with respect to the contractual commitments representing the Assumed Liabilities (i) each and all are in full force and effect according to their respective terms, (ii) Seller is current thereunder, (iii) neither Seller nor the respective lessor or other creditor is in default thereunder, and (iv) Seller knows of no existing facts or circumstances which, with or without the giving of notice or the passage of time, or both, would constitute a default or an event of default thereunder. In the event of any breach of Seller’s representations or warranties hereunder, in addition to any other rights or remedies Buyer may have, Buyer shall not be obligated to assume any such liability, obligation, debt or commitment, and Seller and each Shareholder shall indemnify and hold Buyer harmless from any claims, actions or demands relative to any such liability, obligation, debt or commitment. Other than the Assumed Liabilities, Seller has no other liabilities or obligations outstanding. Seller will use the proceeds from this transaction to discharge any and all other liabilities or obligations of Seller relating to the Business immediately subsequent to the Closing.

(f) No Service Bureau Business. Neither Seller, Shareholders nor any Office operated by Seller currently acts, or has acted at any time during the three-year period preceding the Closing, as a service bureau filing tax returns prepared by anyone other than an employee of the Business.

(g) Litigation. Except as set forth on Schedule 8, none of Seller, Shareholder, or Seller’s present or former employees affiliated at any time with Seller are subject to, nor do any of them have knowledge of, any litigation, legal action, arbitration, proceeding, demand, claim, complaint or investigation or similar matter, whether civil or criminal, whether governmental, regulatory, private, or otherwise, pending, threatened, planned or reasonably probable, against, affecting or brought by Seller, the Business or Shareholder that is related to or involving the Business, including, without limitation, Seller’s present or former employees or the Assets.

(h) Performance of Agreements. Seller is not in default, nor will Seller or any Shareholder be in default, under any contract or lease to which it is a party or by which it is bound, nor has any event occurred, nor will Seller or any Shareholder take any action, which, after the giving of notice or the passage of time or both, would constitute a default under any such contract or lease. Seller is not aware of any breach or default by any other party to such agreements (or any event which after the giving of notice or the passage of time or both, would constitute a default under any such agreement). True, accurate, and complete copies of all contracts, leases and agreements referenced herein or in the Schedules hereto have been delivered to Buyer.

(i) Required Consents. Neither Seller nor any Shareholder is a party to or bound by any mortgage, lien, deed of trust, lease, agreement, instrument, order, judgment or decree which would require the consent of another to the execution of this Agreement or prohibit or require the consent of another to, or make unduly burdensome the consummation of, the transactions contemplated hereby, and the consummation of the transactions contemplated hereby will not result (immediately or upon the giving of notice and/or upon the passage of a period of time) in a breach of any term or provision of or constitute a default under any mortgage, deed of trust, note or other agreement or instrument or any order, judgment or decree to which Seller or any Shareholder is a party or to which or by which Seller or any Shareholder is bound or otherwise give any other party thereto a right to terminate the same or result in an acceleration in the payment due under any note or other agreement or instrument to which Seller or any Shareholder is a party or by which it is bound, or in the creation of any lien, security interest, encumbrance or charge under any of the foregoing on any assets or properties of Seller or any Shareholder.

(j) Required Permits/Licenses. Seller owns and holds in good standing all licenses, memberships, permits and other authorizations necessary for Seller to carry on its businesses in all places where such businesses are currently conducted. Copies of such licenses, memberships, permits and authorizations have been delivered to Buyer. Neither Seller nor any Shareholder have been denied admission to conduct any type of business in any jurisdiction in which any of them is now conducting their business or had a license or qualification to conduct their business in any jurisdiction revoked or suspended. Except as set forth on Schedule 9, Seller has operated the Business at all times in compliance with all applicable laws.

(k) Affiliates. Neither Seller nor any Shareholder nor their respective affiliates own directly or indirectly, any interest in, or is otherwise involved in, any related business or business similar to the Business or any real property used in connection therewith, except as set forth on Schedule 10.

(l) Compliance with Bulk Sales Act; Uniform Commercial Code. There are not, and will not be, any creditors who can object to the transfer of the Assets under an applicable Bulk Sales Act or the Uniform Commercial Code, or statutes of similar import, if applicable.

(m) Obligations To Service Providers. Except with respect to the Service Agreements, Seller has no obligation or commitment with respect to any affinity relationship, vendor or third party service provider, including relating to bank products, whether through contract, linked web sites or otherwise, and the transactions contemplated hereby shall not obligate Buyer to use any such services.

(n) Taxes. Seller has (i) duly and timely filed (or there has been filed on its behalf) with the appropriate governmental authorities all tax returns required to be filed by it, and all such tax returns are true, correct and complete and (ii) timely paid all amounts due or claimed to be due from it by any governmental authority. No deficiency or adjustment for any taxes has been threatened, proposed, asserted or assessed, in writing, against Seller. No audit is pending or, to the knowledge of Seller, threatened with respect to any taxes due from Seller.

(o) Brokers. Neither Seller nor any Shareholders have engaged any broker or finder in connection with the transactions contemplated hereby.

(p) No Adverse Effect. Except for ceasing operations pursuant to the Suspension Agreement, since January 1, 2007, Seller has conducted the Business in the ordinary course consistent with past practice and the Business has not suffered a material adverse effect.

(q) Employee Benefits Plans; Employees. Buyer shall not, as a result of the transactions contemplated hereby (i) be or become a party to any employee benefit plan of Seller or (ii) incur any liability whatsoever with respect to, under or as a result of Seller’s employee benefits or employee benefits plan, whether by contract, law, or otherwise. Schedule 11 sets forth a list of all employees of Seller with such employee’s total compensation (including without limitation any salary, bonus, override and commission) for the current fiscal year. Shareholders and Seller acknowledge that any accrued and unused vacation and sick days (or similar paid time off) are not included in the Assumed Liabilities and Buyer shall not be responsible for any payments relating thereto.

(r) Financial Statements. Attached as Schedule 12 hereto are complete and accurate copies of Seller’s most recent financial statements. The financial statements present fairly the financial condition of the Seller in all material respects.

(s) Disclosure. Neither this Agreement nor any schedule, exhibit, statement, list or other information (including without limitation any financial statements) furnished or to be furnished to Buyer in connection with this Agreement and the transactions contemplated hereby contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements made, in light of the circumstances in which they are made, not misleading. The representations and warranties contained in this Section 5 shall not be affected or deemed waived by reason of the fact that Buyer and/or its representatives knew or should have known that any such representation or warranty is or might be inaccurate in any respect.

(t) Marks. All Marks used in or related to the Business are set forth on Schedule 6 attached hereto. Seller owns the Marks, together with any registrations and applications related thereto and any and all (i) renewals thereof; and (ii) rights to sue for past, present and future infringements or misappropriation thereof, free and clear of all liens and infringements and has the right to transfer to Buyer or license to Buyer the right to use the Marks in accordance with the terms of this Agreement.

(u) Compliance with Laws and Other Requirements. Except as set forth on Schedule 13, Seller has not received notice of noncompliance with, and Seller has complied with, and will continue to comply with, all laws, rules, regulations, ordinances, orders, judgments, decrees and awards applicable to Seller, the Assets or the Business, including, but not limited to, federal and state tax laws, rules, rulings and regulations.

(v) Authority. Each Shareholder hereby designates Farrukh Sohail to act on behalf of, and as attorney-in-fact for him or her, and Buyer may only rely on instruction or agreement from Farrukh Sohail as binding on such Shareholder.

5.	Representations and Warranties of Buyer

Buyer represents and warrants to Seller that:

(a) Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

(b) Corporate Power. Buyer has (i) all requisite corporate power and authority to own or lease its property and carry on the Business as now conducted and to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and (ii) taken all necessary action to consummate the transactions contemplated by this Agreement.

(c) No Violation; Enforceability. The execution of this Agreement by Buyer and the consummation of the transactions contemplated hereby and the performance by Buyer of this Agreement will not require the consent or approval of any governmental authority or agency or constitute a violation by Buyer of any law, rule, regulation or order of any governmental authority or agency or any judicial order to which Buyer is subject and does not violate the certificate of incorporation or bylaws of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due execution and delivery by Seller and Shareholders, is a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

6.	Certain Covenants

(a) Seller and Shareholder Cooperation. Seller and each Shareholder shall, at Buyer’s request and subject to any restrictions imposed by the Department of Justice in connection with the settlement of the DOJ Lawsuits, reasonably assist Buyer with all transitional matters until May 15, 2008, including, without limitation, the assignment of any Service Agreements and any hiring and other employee matters.

(b) Announcements and Publicity. Seller and each Shareholder acknowledge that the method and timing of the announcement of the transactions contemplated hereby is critical to the successful transition of the Business to Buyer. Seller and each Shareholder agree not to take in the future) any actions that would be reasonably likely to adversely effect the transition of the Business to Buyer. In addition, Seller and each Shareholder agree that (i) all notices to third parties and all other publicity concerning this Agreement and the transactions contemplated hereby shall be coordinated and planned by Buyer, and (ii) Seller and each Shareholder shall not take any such actions without the prior written approval of Buyer.

(c) Taxes. Seller and Shareholders shall pay all taxes, including sales and use taxes, arising out of the transfer of the Assets and shall pay all state and local real and personal property taxes in connection with the Business. In addition, Seller and Shareholders shall pay any and all taxes, penalties and/or interest in connection with the misfiling, non-filing or late filing of any type of information and/or tax return as required by the Internal Revenue Code of 1986, or statutes of similar import, or Federal and/or State agencies. Buyer shall not be responsible for any business, occupation, withholding or similar tax, or any taxes of any kind related to any period ending on or prior to the Closing.

(d) Further Assurances; Other Documents. Each of the parties hereto agrees to cooperate in the orderly transfer of the Assets and to use its commercially reasonable efforts to facilitate the transition of the Business to Buyer; provided, however, that in the case of Seller and Shareholders, such cooperation shall be subject to any restrictions imposed on Seller or Shareholders by the Department of Justice in connection with the settlement of the DOJ Lawsuits. In addition, from time to time after the Closing, each of the parties hereto agrees to execute and deliver any and all further agreements, documents or instruments necessary to effectuate this Agreement and the transactions referred to herein or contemplated hereby or reasonably requested by the other party to perfect or evidence his, her or its rights hereunder.

(e) Confidentiality. Each party, on behalf of itself and, as applicable, their respective directors, officers, agents, employees, attorneys, independent contractors and successors in interest, shall maintain as confidential this Agreement and the terms and conditions hereof, as well as all records, correspondence, memoranda, writings, documents and instruments arising out of, or relating thereto or made in connection therewith, as well as any and all information and matters relating to the Business and the Assets, including, without limitation, the customer lists (collectively, the “Confidential Information”). Each party further agrees not to disclose any Confidential Information to any person or entity except as required by statute or court or administrative order, and only then with prior or concurrent written notice to the disclosing party stating the matters requested to be disclosed and identifying the requesting party, and providing the disclosing party the opportunity to seek a protective order; provided, however, that in the case of Buyer and its affiliates, Buyer or its affiliates shall have the right to disclose any Confidential Information to the extent that Buyer or its affiliates, in their sole discretion, deem is (i) required by any law or regulation or is requested by any governmental body, or (ii) reasonably necessary or in the best interests of their business.

(f) EFIN. Seller shall dissolve its EFIN numbers within thirty (30) days of the Closing Date.

(g) Leases. (i) Prior to the Closing Date, Seller shall use commercially reasonable efforts to deliver to Buyer assignments, amendments, landlord consents, Estoppel Certificates and/or other requested documentation concerning the Leases, executed by the landlord and in favor of Buyer, in each case in a form and substance reasonably satisfactory to Buyer. Buyer shall cooperate with Seller to get any required consents. Seller agrees to pay reasonably typical and customary transfer fees charged by each landlord in connection with the issuance of its consent to the assignment of a Lease.

(ii) Buyer agrees that, in the event that Seller fails to deliver any assignments, amendments, landlord consents, Estoppel Certificates and/or other requested documentation concerning any Leases prior to the Closing Date, Buyer will close the transactions contemplated under this Agreement and occupy the premises for any Offices prior to or without receiving the

Landlord’s consent to the assignment of the Lease for such Office. In such event, Seller shall (i) use commercially reasonable efforts to obtain all such consents as soon as reasonably practicable after the Closing Date and shall pay reasonably typical and customary transfer fees charged by each landlord in connection with the issuance of such consent and (ii) promptly provide Buyer with any notices, instructions, invoices or requests Seller receives from landlord regarding the Lease. Seller shall cooperate with all reasonable requests of Buyer in connection with all Lease related matters. Buyer agrees that with respect to the foregoing Offices, Buyer will (A) abide by all terms and conditions of the Lease and such other terms and conditions as may be imposed by Landlord; (B) not bring any claim, action, suit, or proceeding arising from or relating to Buyer’s occupancy of the premises for such Office or Landlord’s claims under the Lease; and (C) assume and be solely responsible for all costs associated with entering into a new lease for an Office and for any and all obligations contained therein. Buyer further agrees to indemnify Seller, to hold Seller harmless from and against, and to reimburse Seller on demand by Seller for any losses arising from or relating to Buyer’s violation of any of the conditions set forth in this Section 6(g)(ii).

(iii) Notwithstanding anything herein to the contrary, to the extent that Seller is the landlord under any Lease, Seller and Buyer shall, prior to the Closing Date, have executed and delivered a new lease of the real property relating to such Office on terms satisfactory to Buyer and Seller. For so long as Buyer occupies a leased premises in which Seller or Shareholder acts as landlord, neither Seller nor Shareholder will lease, within the same geographic area of such premises, any real property to any person or entity engaged in activities that are competitive with the tax preparation activities engaged in by Buyer, or any of its parents, subsidiaries, or affiliates; provided, however, that this restriction shall not apply to real property purchased by Seller or Shareholder after the Closing Date to the extent that, at the time of such purchase, the real property included a tenant that had been engaged in tax preparation activities for at least three (3) months prior to the date of purchase and so long as such tenant’s lease is not renewed prior to the fifth anniversary of the Closing Date.

7.	Indemnification

(a) Seller and Shareholders jointly and severally agree to indemnify Buyer and its affiliates and their respective officers, directors, employees and agents (“Buyer Group”) against, to hold Buyer Group harmless from and against, and to reimburse Buyer Group on demand by Buyer for any liability, damage, loss, cost or expense (including attorneys’ fees and costs of investigation incurred in defending against and/or settling such liability, damage, loss, cost or expense or claim therefor and any amounts paid in settlement thereof) (collectively, “Losses”) imposed on or reasonably incurred by Buyer Group in respect of (i) any misrepresentation or breach of warranty of Seller or any Shareholder, (ii) any failure to perform or violation of any agreement or covenant on the part of Seller or any Shareholder under this Agreement, (iii) any act or omission of Seller, any Shareholder, the Business or Seller’s employees or agents on or prior to the Closing Date, (iv) any liability of Buyer arising from the non-compliance with any Bulk Sales Act or the Uniform Commercial Code and (v) any liabilities or obligations which are not Assumed Liabilities, including, without limitation, the DOJ Lawsuit.

(b) Buyer agrees to indemnify Seller and Shareholders against, to hold Seller and Shareholders harmless from and against, and to reimburse Seller and Shareholders on demand by Seller for any Losses imposed on or reasonably incurred by Seller or Shareholders in respect of (i) any misrepresentation or breach of warranty of Buyer, (ii) any failure to perform or violation of any agreement or covenant on the part of Buyer under this Agreement, (iii) any act or omission of Buyer, the Business or Buyer’s employees or agents after the Closing Date, and (iv) any liabilities or obligations which are Assumed Liabilities to the extent such liability or obligation arises after the Closing Date.

(c) Each party agrees to provide the other party with such documents and provide reasonable cooperation in connection with the defense of any matter which is the subject of this indemnity, subject to applicable law.

(d) The indemnification provisions of this Agreement shall not be deemed to preclude or otherwise limit in any way the exercise of any other rights or pursuit of any other remedies for the breach of this Agreement or with respect to any misrepresentations or breaches of warranty by Seller or Shareholder. Buyer shall have the right to set off any monies owed by Buyer to Seller or Shareholder against any and all claims Buyer or its affiliates may have against Seller or Shareholder or monies owed by Buyer or its affiliates to Seller or Shareholder. All of the representations and warranties contained in or made pursuant to this Agreement shall survive the Closing, and shall continue to survive the Closing, notwithstanding any investigations by or on behalf of Buyer or Seller at any time. The covenants contained in this Agreement shall survive the closing indefinitely or until, by their respective terms, they are no longer operative.

8.	Miscellaneous

(a) Notices. Any notice hereunder shall be in writing and shall be given by personal delivery, by commercial overnight delivery service, by certified mail, postage prepaid, return receipt requested or by facsimile at the following address:

If to Seller or a Shareholder:	Smart Tax, Inc.
2367 Monte Villa Courts
Marietta, Georgia 30062
Attn: Farrukh Sohail
Facsimile:

With a copy to:	Marcus, Boxerman & Chatman, LLP
19 South LaSalle Street, Suite 1500
Chicago, Illinois 60603
Attn: Ira J. Marcus
Facsimile: (312) 332-4629

If to Buyer:	Tax Services of America, Inc.
3 Sylvan Way
Parsippany, NJ 07054
Attention: President
Facsimile: 973-630-0779

With a copy to:	Jackson Hewitt Tax Service Inc.
3 Sylvan Way
Parsippany, NJ 07054
Attention: Office of the General Counsel
Facsimile: 973-630-0710

Either party may, by like notice at any time and from time to time, designate a different address to which such notice shall be sent. Such notice shall be deemed sufficiently given (a) if personally served, upon such service, (b) if sent by commercial overnight delivery service, upon the next business day following such sending, (c) if mailed, forty-eight (48) hours following the first attempt of the postal service to deliver same, or (d) if sent by facsimile, upon receipt of confirmation of transmission.

(b) Successors; Assignment. This Agreement shall be binding upon and shall inure to the benefit of Seller and its respective successors and assigns and of Buyer and its respective successors and assigns. This Agreement and the rights and obligations hereunder shall not be assignable without the consent of the other parties hereto; provided that Buyer may assign this Agreement in whole or in part to one or more of its subsidiaries or affiliates; provided that Buyer continues to be liable for the obligations under the Agreement.

(c) Entire Agreement. This Agreement, together with the disclosures, notices, documents to be delivered pursuant hereto and letters referred to herein and the schedules and exhibits hereto, constitutes the entire agreement of the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection herewith.

(d) Amendments; Waivers. Any amendment hereof must be in writing duly executed by the parties hereto. Any provision hereof may be waived in writing by the party entitled to the benefit of such provision. No waiver of the breach of any provision shall be deemed or construed to be a waiver of other or subsequent breaches. Nothing herein is intended to confer any rights or remedies upon any person not a party hereto, except as expressly provided to the contrary herein.

(e) Gender; Number. Except where the context otherwise requires, words used in the masculine gender include the feminine and neuter; the singular number includes the plural, and the plural the singular; and the word “person” includes a corporation or other entity or association as well as a natural person.

(f) Counterparts; Facsimile. This Agreement and the documents referenced herein may be executed in any number of counterparts and by facsimile, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

(g) Governing Law; Jurisdiction; Venue. This Agreement shall be construed and enforced in accordance with, and governed by the laws of the State of Illinois, without regard to the conflicts of laws principles thereof. Each party submits itself for the sole purpose of this

Agreement and any controversy arising under it to the exclusive jurisdiction and venue of Federal court in Cook County, Illinois or the Circuit Court of Cook County, Illinois; provided, however, that the foregoing provision shall in no way alter any jurisdiction or venue provision of any other agreement among any of the parties.

(h) Expenses. Except as otherwise set forth herein, each party to this Agreement shall bear all of its own expenses in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including without limitation all fees and expenses of its agents, representatives, counsel and accountants. Notwithstanding the foregoing, Seller and/or Shareholders shall pay all costs related to obtaining consents and/or terminations necessary or desirable to effect the transactions contemplated hereby and with respect to any dispute, claim, or legal action between the parties regarding or relating to this Agreement, the prevailing party shall be entitled to recover all reasonable out-of-pocket costs and expenses (including, but not limited to, reasonable attorneys’ fees) incurred as a result thereof.

(i) Severability. If any part of this Agreement, for any reason, is declared invalid, this declaration shall not affect the validity of any remaining portion of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year hereinabove first set forth.

SELLER:

SMART TAX, INC.

/s/ Farrukh Sohail
Name:	Farrukh Sohail
Title:	President

SHAREHOLDERS:

/s/ Farrukh Sohail
Name:	Farrukh Sohail

/s/ Saher Sohail
Name:	Saher Sohail

/s/ Rehan Badr
Name:	Rehan Badr

BUYER:

TAX SERVICES OF AMERICA, INC.

By:	/s/ Mark Heimbouch
Name:	Mark Heimbouch
Title:	Chief Financial Officer